Exhibit 99.1

ROYAL BANK OF CANADA TO ACQUIRE FULL OWNERSHIP OF RBC DEXIA

INVESTOR SERVICES

Increases ability to benefit from strong, stable business with global institutional client base and further diversifies earnings mix

TORONTO, April 3, 2012 — Royal Bank of Canada (RY on TSX and NYSE) today announced that it has entered into a definitive agreement to acquire the 50 per cent stake that RBC does not already own in the joint venture RBC Dexia Investor Services Limited (RBC Dexia) from Banque Internationale à Luxembourg S. A. (BIL) (formerly Dexia Banque Internationale à Luxembourg S. A.) for total consideration of €837.5 million (C$1.1 billion) in cash. Following the closing of the transaction RBC will own 100 per cent of RBC Dexia.

RBC Dexia is a top 10 global custodian that serves a diverse base of institutional investors through a wide range of advice and services including global custody, fund and pension administration, shareholder services and treasury services. It consistently wins awards globally for excellence in execution and client service.

“We have developed an in-depth understanding of the global custody business’ strong fundamentals and opportunities for growth through our longstanding Canadian custody operations and more recently, through the RBC Dexia joint venture. The transaction announced today has significant strategic value to us, not only as a standalone business but also in its complementary capabilities to RBC,” said Gordon M. Nixon, President and Chief Executive Officer, RBC. “It is a strong business that generates stable revenue in an attractive sector that is well positioned for long-term growth. It has a premier list of institutional investor clients globally and fits well with our diversification strategy.”

“Full ownership of RBC Dexia will allow us to leverage RBC’s excellent reputation and financial strength to win additional business and drive growth,” said Jim Westlake, Group Head, International Banking and Insurance, RBC. “This is a very scalable business with leading infrastructure and processes already in place. It is well positioned to benefit from higher interest rates and an improvement in market asset values.”

In conjunction with entering the agreement, RBC Dexia has sold €1.4 billion (C$1.9 billion) in nominal value of Dexia Group fixed income securities back to the Dexia Group and acquired approximately an equivalent amount of U.S. dollar-denominated securities consisting primarily of notes issued by large global financial institutions. RBC Dexia will incur a loss from the sale of the Dexia Group securities and RBC’s proportionate share of this loss is approximately $30 million after tax, which will be recorded in the second quarter. RBC Dexia’s capital position is not materially impacted from this sale and purchase of securities.

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With this acquisition of the other 50 per cent in RBC Dexia that RBC does not already own, we are required, from an accounting perspective, to revalue our existing investment in the joint venture to reflect the purchase price. This revaluation results in a non-cash loss of approximately $170 million after tax, primarily reflecting the write-down of intangibles. The majority of this loss will be recorded in the second fiscal quarter.

During the time between the announcement of this transaction and closing, we will continue to revalue our investment in the joint venture and RBC’s proportionate share of any earnings in the joint venture will be offset by a corresponding accounting adjustment.

RBC expects the acquisition to be moderately accretive to earnings in 2013.

At closing, this transaction is expected to reduce RBC’s January 31, 2012 Tier 1 capital ratio on a pro forma basis by approximately 25 bps. The disposition of our U.S. retail banking operations, which closed on March 2, 2012, improved our Tier 1 capital ratio by 100 bps. Our January 31, 2012 Tier 1 capital ratio adjusted for both this transaction and the disposition of our U.S. retail banking operations would be 12.9 per cent on a pro forma basis. RBC’s capital ratios, credit ratings and balance sheet continue to be among the strongest of all banks globally. All amounts are based on estimates and are subject to change.

For the 12 months ended December 31, 2011, RBC Dexia had net income of €123 million. As at December 31, 2011, RBC Dexia’s book value was €1.7 billion.

Goldman Sachs and RBC Capital Markets served as financial advisors to Royal Bank of Canada in this transaction.

The transaction is subject to customary closing conditions, including regulatory and other approvals, and is expected to close in mid-2012.

Conference Call

A conference call is scheduled to take place on April 3, 2012, from 8:00 a.m. to 8:30 a.m. (ET) / 2:00 p.m. to 2:30 p.m. (CET) and will feature speeches by RBC senior executives followed by a brief question and answer period with analysts.

Interested parties can access this call live on a listen-only basis via telephone using the following access numbers:

Local calls: +1-416-340-2217

North American toll-free: 1-866-696-5910

International toll-free: 1-800-8989-6336

The passcode for access on all numbers is 4139509#. Please call between 7:50 a.m. and 8:00 a.m. (ET) / 1:50 a.m. and 2:00 p.m. (CET).

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A recording of the conference call will be available after 9:00 a.m. (ET) / 3:00 p.m. (CET) on April 3rd, 2012 until July 3rd, 2012 via telephone at: +1-905-694-9451 (locally) or 1-800-408-3053 (North American toll-free), passcode 3118921#.

About RBC Dexia

RBC Dexia offers a complete range of investor services to institutions worldwide. Its unique offshore and onshore solutions, combined with the expertise of its 5,500 professionals in 15 markets, help clients grow their business and sustain enhanced performance through efficiency improvements and robust risk management practices. RBC Dexia ranks among the world’s top 10 global custodians with €2.1 trillion (C$2.7 trillion) in assets under administration as at December 31, 2011.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the acquisition by Royal Bank of Canada of the other 50 per cent stake in RBC Dexia and Royal Bank of Canada’s expected losses relating to this acquisition and the purchase and sale of certain securities in conjunction with the acquisition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions and other forward-looking information, including statements about the acquisition by Royal Bank of Canada of the other 50 per cent stake in RBC Dexia and Royal Bank of Canada’s expected losses relating to the acquisition and the purchase and sale of certain securities in conjunction with the acquisition will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Royal Bank of Canada, RBC Dexia or BIL may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where RBC Dexia does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; the ability of RBC Dexia and BIL to complete the transaction successfully; reputational risks, and other factors that may affect future results of Royal Bank of Canada, RBC Dexia and BIL. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in our Q1 2012 Report to Shareholders and 2011 Annual Report to Shareholders.

Except as required by law, Royal Bank of Canada assumes no obligation to update the forward-looking statements contained in this press release.

Media contacts:

Canada & U.S.

Rina Cortese, Director, Media Relations, rina.cortese@rbc.com, 416-974-5506

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172

Europe & Asia

Paul French, Corporate Communications, paul.french@rbc.com, +44-20-7002-2013

Analyst contacts:

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049